NUPREMIS AGREEMENT

This Agreement ("Agreement") is made this 20th day of April, 2001 (the "Effective Date"), by and between VIRTUAL SELLERS.COM, INC. ("VDOT"), a Canadian corporation with an office located at 1000-120 North LaSalle Street, Chicago IL 60602, NUPREMIS, INC. ("Nupremis"), a Colorado corporation formerly known as Centera Information Systems, Inc., with an office located at 4735 Walnut Street, Boulder CO 80301, and MEDWIRED CORPORATION ("MedWired"), a Colorado corporation with an office at 5613 DTC Parkway, Suite 850, Englewood, CO 80111-3028.

WHEREAS, Nupremis and Medwired are all of the parties to a series of agreements (the "Nupremis Agreements"), copies of which are attached to this Agreement as a composite Schedule "A";

WHEREAS, Medwired owes Nupremis the sum of $371,772 (the "Debt") under and pursuant to the Nupremis Agreements, all as detailed on Schedule "B" to this Agreement;

WHEREAS, Nupremis is willing to assign the Debt to VDOT and cancel the Nupremis Agreements, without penalty, on the terms and conditions hereinafter set forth.

NOW, THEREFORE, for and in consideration of the payment by VDOT to Nupremis of ten dollars ($10) cash in hand paid, as well as other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto do hereby agree as follows:

  RECITALS

  The Recitals set forth above are acknowledged by the parties hereto to be true and correct and are incorporated herein by this reference.

  NUPREMIS AGREEMENTS

  The Nupremis Agreements are hereby cancelled and shall be of no further force or effect.

  THE DEBT

  The Debt is hereby assigned to VDOT.

  PAYMENT

  4.1 In consideration for the cancellation of the Nupremis Agreements and the assignment of the Debt to VDOT, VDOT shall pay to Nupremis the sum of $125,000 payable in 201,613 common shares in the share capital of VDOT (the "Shares"), each of which will be issued at a deemed price per share of $0.62, being the fair market value of the common shares on February 27, 2001 and the price per share agreed upon between MedWired and VDOT in a Letter Agreement between them dated March 1, 2001 (the "Letter Agreement").

  4.2 The Shares have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act"), or under any state securities or "blue sky" laws of any state of the United States, and, unless so registered, may not be offered or sold in the United States or to U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the 1933 Act.

  4.3 The Shares will be subject to a one year hold period. Nupremis will provide and execute all representations and collateral agreements as are necessary to ensure that the issuance of the Shares complies with the requirements of all applicable securities legislation including, by way of example but not in limitation, a Subscription Agreement in the form attached to this Agreement as Schedule "C".

  4.4 VDOT will issue the Shares from treasury as fully-paid and non-assessable shares in the capital of VDOT, free and clear of all liens, charges and encumbrances except as expressly provided in Sections 0 and 0, above.

  NUPREMIS AS NOMINEE UNDER LETTER AGREEMENT

  The Shares form a part of the "Purchase Shares" referred to and defined in Section 5 of the Letter Agreement. VDOT will issue the Shares to Nupremis as MedWired's nominee, as contemplated in Section 5 of the Letter Agreement. As a result, the number of Purchase Shares to be issued to MedWired at the closing of the transactions contemplated by the Letter Agreement will be reduced by the number of Shares issued to Nupremis pursuant to this Agreement. For greater certainty, the number of Purchase Shares to be issued to Medwired pursuant to this Section 5 shall be 40,322.

  PRACTICEPORTAL

  6.1 Pursuant to one or more of the Nupremis Agreements, Nupremis participated in the development of certain software known as the "Practiceportal" software which, at times, has also been referred to as the "MedWired Physicians Web Portal Software" and which is described in greater detail on Schedule "B" to this Agreement (the "Software"). At the Closing (as hereinafter defined), Nupremis will deliver to VDOT a complete copy of the Code (as described on Schedule B) in such media(s) as VDOT may require.

  6.2 In the form delivered on the Closing Date (as hereinafter defined), the Software will require a three server system for hosting. The Web Hosting Services provided for in Section 10 of this Agreement provide for the Software to be hosted on one server. In order to convert the Software so that it can be hosted on one server, the Application (as defined in Section 0 of this Agreement) will have to be modified from a three-tier system to a two-tier system by removing the middle tier, known as the Python tier. Nupremis will convert the Application to run on one server, as contemplated in this Section 0 (the "Conversion") for a fee of Ten Thousand dollars ($10,000), which fee will be paid by VDOT within thirty (30) days after the successful completion of the Conversion. In addition, VDOT will pay to Nupremis a set-up fee, in the amount of $2,000, in consideration of Nupremis' doing all of the work necessary, in addition to the conversion, to condense the Software onto one server (this work will include migrate database, update the database schema (to be more manageable; update security component to be compatible with Windows 2000; update shared libraries to latest versions; set-up the new server Operating System and load the Software on to the new server).

  REPRESENTATIONS AND WARRANTIES OF NUPREMIS

  7.1 Nupremis represents and warrants to VDOT, with the intent that VDOT shall rely on such representations and warranties in entering into this Letter Agreement and in issuing the Shares, that:

  (a) Nupremis is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has the power and capacity to own and dispose of the Debt and to carry on the business of creating, improving, expanding, selling and servicing software similar to the Software (the "Business");

  (b) Nupremis has the necessary corporate power and authority to enter into this Agreement and to perform the terms hereof;

  (c) to the best of Nupremis' knowledge, the Software is an original work, as that term is used in the law of copyright, and does not include any "shareware", "freeware" or other third party software except as expressly set forth to the contrary on Schedule "C" to this Agreement;

  (d) to the best of Nupremis' knowledge, MedWired is the sole and exclusive owner of the Software and it has the right to convey the same to VDOT free of any claim or encumbrance;

  (e) Nupremis has no right, title or interest in or any lien or encumbrance upon the Software;

  (f) Nupremis has not previously, in any manner whatsoever, granted, licensed, transferred or assigned all or any part of any right, title, benefit or interest in the Debt or the Software to any persons and no person other than VDOT has any written or oral agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase or acquisition from Nupremis of the Debt or the Software;

  (g) the Code (as that term is defined in Schedule "B" hereto) and User Documentation (as that term is defined in Schedule "B" hereto), in the form delivered to VDOT:

  (i) are reasonably understandable and usable by trained and experienced computer-programming personnel,

  (ii) do not involve any proprietary languages or programming components that such personnel could not reasonably be expected to understand, using the User Documentation, which contains sufficient commentary to enable such personnel to understand and use the computer languages or components (or, if it does not contain such sufficient commentary, Nupremis will create the same promptly after the Closing on an hourly fee basis of $60 per hour in a maximum of 20 hours), and

  (iii) include all of the devices, programming and documentation necessary for the maintenance and support of the Software by VDOT, except for devices, programming and documentation commercially available to VDOT on reasonable terms through readily known sources not affiliated with or otherwise related to Nupremis or VDOT.

  (h) each of the Code and User Documentation to be delivered by Nupremis hereunder:

  (i) has been prepared in a workmanlike manner and with professional diligence and skill,

  (ii) will function efficiently on the machines and with operating systems for which they are designed,

  (iii) is and will at all times be free from design errors, defects, deficiencies, malfunctions, bugs or other flaws which would render it unfit for the purposes intended;

  (iv) does not contain any back door, time bomb, drop-dead device or other software routine designed to disable the Software automatically or allow unauthorized access to the Software, with the passage of time or under the positive control of any person other than VDOT,

  (v) is free from any software "viruses", and

  (vi) is Year 2000 compliant;

  CLOSING

  VDOT shall deliver a certificate evidencing the Shares, issued in accordance with this Agreement, and Nupremis shall deliver the Code and any User Documentation (as described on Schedule A to this Agreement) and the Assignment, at a closing (the "Closing") to be held on the Closing Date (as hereinafter defined). The Closing Date shall be the date upon which the transactions contemplated by the Letter Agreement close, the intent of the parties hereto being that this Agreement will close simultaneously with the Letter Agreement.

  INDEMNITY

  9.1 Nupremis shall and does hereby agree to indemnify VDOT and its directors, officers, employees and agents (collectively, the "Indemnitees") against, and hold Indemnitees harmless from, any and all liabilities, losses, damages, costs and expenses (including legal fees and expenses) which Indemnitees or any of them may suffer in connection with any and all claims, actions, suits, proceedings, demands, assessments, judgments, costs and legal and other expenses incident to any of the foregoing arising out of this Agreement or VDOT's use of the Software which is alleged or determined to constitute an infringement of another person's rights.

  HOSTING SERVICES

  10.1 For a one-year period (the "Term") beginning on the Closing Date, Nupremis will provide to VDOT the web hosting services (the "Web Hosting Services") for the Software as described in this Article 10. This Agreement will automatically renew for up to three (3) successive one year terms (each a "Renewal Term") unless either party sends a written notice of termination to the other party not less than sixty (60) days prior to the end of the then current Term or Renewal Term, in which event the Agreement will not renew.

  10.2 The Software will be hosted on a server system (the "Application") which will be associated with the domain names supplied by VDOT from time-to-time. Initially, the domain names to be associated by VDOT with the Application will include:

  (a) medwired.com, medwired.net and medwired.org;

  (b) practicportal.com, practiceportal.net and practiceportal.org; and

  (c) easyvisit.com, easyvisit.net and easyvisit.org.

  10.3 The Application will be hosted on a dedicated server (the "Host Site") (i.e., the online servers, software and communication equipment required to provide the technical infrastructure for hosting the Application will be dedicated exclusively to the Application.

  10.4 The Application will be available to Internet users 24 hours a day each day of the year subject to interruptions beyond Nupremis' control.

  10.5 Nupremis will maintain a dedicated T3 connection from the Nupremis' Data Center to the Internet. Nupremis will maintain a dedicated connection between the Nupremis Data Center and the Host Site which provides, at all times, a connection to the Internet for the Host Site of a minimum bandwidth of 1 Mbit/sec.

  10.6 The Host Site will be connected to major Internet backbones via a 45 Mbit connection.

  10.7 Nupremis will take reasonable steps to prevent security breaches to the Host Site and security breaches in the Host Site's interaction with resources or users outside of any firewall that may be built into the Host Site; provided that these security precautions will be subject to the inherent limitations of a single server system.

  10.8 Upon the expiration or any earlier termination of this Agreement, Nupremis will deliver to VDOT a copy of the Software version then hosted by Nupremis (and any prior versions if the same are then in Nupremis possession) and will destroy all other copies.

  HOSTING FEES

  In consideration for the Web Hosting Services described in Article 10, above, VDOT will pay to Nupremis a monthly fee (the "Hosting Fee") during each month of the Term and any Renewal Term, in the amount of $2,250, which amount includes all charges for all necessary hardware and software to host the Host Site.

  DEVELOPMENT AND ENHANCEMENT OF THE SOFTWARE

  If, during the Term (but not any Renewal Term), VDOT elects to use programming or other software development resources other than VDOT's officers, directors and employees (including any officers, directors and employees of any affiliate or subsidiary of VDOT) for the purpose of enhancing or developing additional components to the Software, VDOT will give Nupremis the right to perform such work provided that Nupremis performs the same at fair and competitive prices.

  REFERENCE

  Subject to any restrictions contained in this Agreement, Nupremis shall have the right, during the Term and any Renewal Term, to use VDOT as a client reference.

  CONFIDENTIAL INFORMATION

  14.1 "Confidential Information" includes:

  (a) all financial, business, customer and other information relating to either Nupremis or VDOT which has not been publicly disclosed, and which is furnished to the other party by or on behalf of the disclosing party;

  (b) all information relating to any current or proposed business dealings of Nupremis or VDOT which has not been publicly disclosed, including, but not limited to, all information relating to the marketing and sale of any current or contemplated products or services of Nupremis or VDOT;

  (c) all information relating to either Nupremis or VDOT's proprietary technology which has not been publicly disclosed, including, but not limited to, all technical information, specifications, hardware, software, documents, data, test results, reports, records or contracts furnished to the other party by or on behalf of the disclosing party;

  (d) all "trade secrets" of either Nupremis or VDOT, being information including, but not limited to, formulas, patterns, compilations, programs, devices, products, methods, techniques or processes, that:

  (i) are used, or may be used, in business or for any commercial advantage;

  (ii) derive independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use;

  (iii) are the subject of reasonable efforts to prevent it from becoming generally known; and

  (iv) the disclosure of which would result in harm or improper benefit;

  (v) such other information disclosed to the other party by or on behalf of the disclosing party on a confidential basis, and that is clearly identified as "Confidential" at the time of disclosure; and

  (vi) all discussions, evaluations, reports, analyses or summaries of the above disclosed information, whether reduced to tangible form or not, and whether prepared by the disclosing party or the other party, but does not include information which at the time of disclosure is in the public domain; information which, after disclosure, is published or otherwise becomes part of the public domain through no fault of the disclosing party (but only after, and only to the extent that, it is published or otherwise becomes part of the public domain); information which was in the possession of the receiving party at the time of disclosure and was not acquired, directly or indirectly, from the disclosing party or anyone on its behalf; or information which the receiving party received after the time of disclosure from a third party who did not require the receiving party to hold the information in confidence and who did not acquire such information, directly or indirectly, from the disclosing party or anyone on its behalf;

  14.2 Each of Nupremis and VDOT will receive and maintain the Confidential Information of the other in strict confidence and will use the Confidential Information of the other for the sole purpose of fulfilling its obligations under this Agreement and each of them will not without the express prior written consent of the other party use, disclose, publish, communicate or retain (in any form or medium) such Confidential Information for any other purpose, unless such Confidential Information has become public knowledge through legal means without fault by the disclosing party, or is required to be disclosed by law or pursuant to an order of a court or tribunal of competent jurisdiction. The receiving party will return the Confidential Information of the other party immediately upon demand by that party.

  14.3 Employees and Agents. Each of Nupremis and VDOT will only allow its employees access to the Confidential Information of the other on a "need to know" basis, provided that such employees have entered into valid and binding non-disclosure agreements with the disclosing party on terms at least as restrictive as those set out herein, prior to such access being granted and provided that the disclosing party will be directly liable to the non-disclosing party for any breach by disclosing party's employees of such non-disclosure agreements.

  14.4 Injunctive Relief. Each of VDOT and Nupremis acknowledges and agrees that the other's Confidential Information constitutes valuable proprietary property of the other and that the other party will suffer irreparable harm if unauthorised third parties access or use such Confidential Information or if either of VDOT or Nupremis or their respective employees access or use the Confidential Information of the other party in violation of this Agreement. Each of VDOT and Nupremis agrees that if any of the Confidential Information hereunder is disclosed or used in breach of this Agreement, then the non-disclosing party will have, in addition to any other remedies available, the right to obtain injunctive relief (including interlocutory injunctive relief) enjoining such action and the disclosing party agrees that remedies other than injunctive relief are inadequate to protect the non-disclosing party's rights.

  14.5 Survival of Confidentiality. The confidentiality provisions of this Article 14 will survive any termination of this Agreement.

  DISPUTE RESOLUTION

  15.1 Any dispute arising out of or relating to this Agreement that is not settled by agreement between the parties within a reasonable time will be settled exclusively by binding arbitration by a single arbitrator. The location of the arbitration will be Chicago, Illinois or any location mutually agreed to between the parties. The arbitration will be governed by the rules of the American Arbitration Association. All fees and expenses of the arbitrator will be borne by the losing party. Otherwise, each party will bear their respective costs incurred in connection with the arbitration. The parties will use their best efforts to ensure that an arbitrator is selected promptly and that the arbitration hearing is conducted no later than three (3) months after the arbitrator is selected. The arbitrator must decide the dispute in accordance with the substantive law which would govern the dispute if it were litigated in court. This requirement does not, however, mean that the award is reviewable by a court for errors of law or fact. Following the arbitration hearing, the arbitrator will issue an award and a separate written decision which summarizes the reasoning behind the award and the legal basis for the award. The arbitrator will not:

  (a) award damages excluded by the terms of this Agreement; or

  (b) award damages in excess of the amount, if any, limited by the terms of this Agreement.

  The award of the arbitrator will be final and binding on each party. Judgement upon the award may be entered in any court of competent jurisdiction.

  15.2 Exception. The dispute resolution procedures described in this Article 15 are the sole and exclusive procedures for the resolution of any disputes which arise out of or are related to this Agreement, except that a party may seek preliminary or temporary injunctive relief from a court if, in that party's sole judgment, such action is necessary to avoid irreparable harm or to preserve the status quo. If a party seeks judicial injunctive relief as described in this Section, then the parties will continue to participate in good faith in the dispute resolution procedures described in Section 0. The parties agree that no court which a party petitions to grant the type of preliminary or temporary injunctive relief described in this Section may award damages or resolve the dispute. Venue for any judicial proceeding for preliminary or temporary injunctive relief will be in Chicago, Illinois and the parties hereby expressly waive any objections or defences based on lack of personal jurisdiction.

  CONFLICT

  If there is any conflict with or inconsistency between the provisions of this Agreement or any attached Schedule, then the provisions of this Agreement will prevail, unless it is expressly stated in the Schedule that a particular term of the Schedule will have precedence over an expressly identified term in this Agreement.

  CURRENCY

  Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States funds.

  ENTIRE AGREEMENT

  The provisions of this Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior negotiations, proposals and agreements, whether oral or written, with respect to the subject matter hereof and there is no representation, warranty, term or condition, express or implied, relating to any Services provided except as specifically set forth herein.

  SEVERABILITY

  If any part of this Agreement is declared or held unenforceable for any reason, then, notwithstanding such illegality or unenforceability, it will be enforced to the maximum extent permissible, and the legality and enforceability of the other provisions of this Agreement will not be affected and it is hereby declared the intention of the parties hereto that this Agreement would have been executed without reference to any portion which may, for any reason, be hereafter declared or held unenforceable.

  GOVERNING LAW

  This Agreement will in all respects be governed exclusively by and construed in accordance with the laws of the State of Illinois and will be treated in all respects as an Illinois contract. This Section will not be construed to affect the rights of a party to enforce a judgment or award outside Illinois, including the right to record and enforce a judgment or award in any other jurisdiction.

  FURTHER ASSURANCES

  Each of the parties will from time to time promptly and duly execute and deliver all documents and take such action as may be necessary or desirable in order to effectively carry out the intent and purposes of this Agreement, to protect the interests of the parties hereto and to establish, protect and perfect the rights, remedies and interests granted or intended to be granted hereunder.

  RELATIONSHIP OF PARTIES

  The relationship of the parties is that of independent contractors. Nothing in this Agreement will be construed as placing the parties in a relationship as employer and employee, principal and agent, partners or joint venturers. Neither party will have the authority to enter into legally binding obligations on behalf of the other party without the other party's prior express written consent. Neither party will act or represent itself, directly or by implication, as an agent of the other or in any manner assume or create any obligation on behalf of, or in the name of the other.

  TIME OF THE ESSENCE

  Time is of the essence in this Agreement.

  NO WAIVER

  Failure of either party to insist upon strict performance of any of the terms and conditions herein will not be deemed a waiver of any rights or remedies that either party will have and will not be deemed a waiver of any subsequent default of the terms and conditions hereof.

  NO THIRD PARTY RIGHTS

  Nothing contained in this Agreement will or is intended to create or will be construed to create any right in or any duty or obligation by either party to any third party. There are no third party beneficiaries of this Agreement.

  AMENDMENT

  No provision of this Agreement may be changed, modified or amended from time to time unless with the express written agreement of the parties executed by their authorized representatives.

  ASSIGNMENT

  Nupremis will not assign all or any part of its obligations under this Agreement without the prior written consent of VDOT and any attempt to do so will be void. VDOT may assign all or any part of its obligations under this Agreement.

  ENUREMENT

  This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors, legal representatives, executors, administrators and permitted assigns.

  NOTICES

  Any notice permitted or required under the Agreement must be in writing. Any such notice will be deemed delivered: (a) on the day of delivery in person; (b) one day after deposit with an overnight courier, fully prepaid; (c) on the date sent by facsimile transmission; or (d) on the date sent by e-mail, if confirmed by first-class mail, properly posted, or by facsimile transmission; to the address or fax number as follows:

  If to VDOT:

  VirtualSellers.com, Inc.
  1000 - 120 North LaSalle Street
  Suite 1000
  Chicago, Illinois, 60602

  Attention: Mr. Dennis Sinclair
  Facsimile No.:  (312) 920-1870

  with a copy to:

  Clark, Wilson
  800 - 885 West Georgia Street
  Vancouver, B.C., Canada V6C 3H1

  Attention: Mr. Virgil Z. Hlus
  Facsimile No.:  (604) 687-6314

  If to Medwired:

  MedWired Corporation

  Suite 850
  Englewood, CO 80111-3028

  To Nupremis:

  Nupremis,Inc.
  4735 Walnut Street
  Boulder, CO 80301

  Fax Number: (303) 939-0111

  Attention: Tony Truschel

  or at such other reasonable address or fax number at which personal delivery may be effected of which a party may from time to time give notice.

  COUNTERPARTS

This Agreement may be executed in counterpart, each of which, when so executed, will be deemed to be an original copy hereof, and all such counterparts together will constitute but one single agreement. Each party may deliver a counterpart signature page by facsimile transmission.

IN WITNESS WHEREOF, the parties hereto have set their hands as of the Effective Date.

VIRTUALSELLERS.COM, INC.

Per: /s/ signed
Authorized Signatory

MEDWIRED CORPORATION

Per: /s/ signed
Authorized Signatory

NUPREMIS, INC.

Per: /s/ signed
Authorized Signatory

LIST OF SCHEDULES

Schedule A: Copy of Previous Agreements between Medwired and Nupremis

Schedule B: Practiceportal Software

Schedule C: List of Open Source, Third-Party Libraries Used in Practiceportal